Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
E2open Parent Holdings, Inc.:

We consent to the use of our report dated March 5, 2019, with respect to the consolidated balance sheets of Amber Road, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue from contracts with customers due to the adoption of Accounting Standards Codification Topic 606 – Revenue from Contracts with Customers.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 19, 2021